EXHIBIT 8.1

Subsidiaries of 02 MICRO INTERNATIONAL LIMITED

02Micro, Inc., a California corporation

02Micro Electronics, Inc., a Taiwan company

02Micro International Japan Limited, a Japanese company

02Micro PTE Limited, a Singapore company

02Micro (Wuhan) Co. Ltd., a Chinese company

02Micro (Beijing) Co. Ltd., a Chinese company

02Micro (Shanghai) Co. Ltd., a Chinese company